Mail Stop 0511

May 17, 2005

Richard Rappaport, President
SRKP 2, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

> **RE: SRKP 2, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-124164**

Dear Mr. Rappaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements, if necessary, to comply with Item 310(g) of Regulation S-B.

2. Please include an updated consent with any amendment to the registration statement.

Prospectus Cover Page

3. The information required by Item 501(a)(10) of Regulation S-B should be disclosed on the prospectus cover page. Please revise.

Prospectus Summary
Offering Conducted in Compliance with Rule 419

4. Elaborate on what you mean when you disclose that your officers and directors have "only limited previous experience launching and operating 'blank check' companies such as SRKP 2."

Limited State Registration, page 2

5. We note that the company <u>intends</u> to apply to have the securities registered for sale in Illinois, New York and Nevada. In addition, it appears as though the company <u>intends</u> to rely on exemptions from state registration in Hawaii. Prior to effectiveness please update this information to the latest practicable date.

Risk Factors

6. In the introductory paragraph, clarify that you disclose all "material" risks here.

7. In the first risk factor, disclosure indicates that "[i]n the event of identical officers and directors, the company that first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction." Is this understanding memorialized in corporate documents? If not, disclose how the company can assure that management will abide by the policies it has identified to mitigate any potential conflicts of interest. Also, disclose where SRKP 2 stands in relation to other similar registration statements filed with the Commission.

8. The second sentence in the third risk factor does not appear to make sense. Please clarify.

9. Please provide a risk factor that addresses the risks associated with the fact that if the offering is not successfully completed within 180 days, the funds in the non-interest bearing escrow account will be returned without interest. Also add disclosure discussing the fact that if the maximum is reached within the 180 days, then the funds will be placed into an interest bearing account for a maximum of 12 months.

Use of Proceeds

10. We note that upon consummation of a merger transaction, the proceeds of the offering may be used to repay loans or the company may seek to have the target company complete the repayment of the loans. Please disclose if the repayment of such loans by the target company will be a criteria in selecting a target candidate.

11. Disclosure indicates that the filing the fees and expenses in excess of amounts held in treasury will be advanced by management or promoters. Please file a copy of such loan agreement or understanding as an exhibit.

12. Please expand the disclosure in this section as to how the proceeds will be used. Disclosure on page 25 indicates that funds will be disbursed to SRKP for its operations. Please reconcile.

13. Disclosure indicates on page 10 that the company's counsel has agreed, if necessary, to defer a portion of their legal fees pending consummation of such combination. Please file this agreement as a material exhibit.

Capitalization

14. With respect to any data presented that contains information assuming shares will be sold in the offering, please note that in a best-efforts offering, you may not utilize financial statements that purport to give effect to the receipt of any part of the proceeds from the sale of securities for cash. See Rule 170.

Rights and Protections Under Securities Act Rule 419

15. The last paragraph on page 8 should be revised to make it clear that *all the shares must be sold within 180 days* and that any post-effective amendment filed during the 180 day offering period is subject to staff review and the company must discontinue the offering until the post-effective amendment is declared effective.

Management

16. Disclose or tell us whether Mr. Rappaport is still a director of Digital Learning Management Corporation.

Part II – Information Not Required in Prospectus

Exhibits

Exhibit 4.2

17. A copy of the executed Escrow Agreement should be filed as an exhibit. See Rule 419(b) (5).

Exhibit 4.3

18. Please file an executed version of Exhibit 4.3.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Bill Underhill, who supervised the review of your filing, at (202) 551-3394.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Thomas Poletti, Esq. *by facsimile*
         (310) 552-5001